Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

Ashland Inc. has filed a preliminary proxy statement/prospectus with the U.S. Securities and Exchange Commission in connection with the proposed transfer to Marathon Oil Corporation by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. will file a definitive proxy statement/prospectus with the SEC in connection with the transaction. Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, and the definitive proxy statement/prospectus, when it becomes available, because it contains and will contain important information. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses, and the anticipated effects of the acquisition on earnings and cash flow. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and in subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains an excerpt from the slides of Marathon Oil Corporation at the Howard Weil Roadshow on July 7 and 8, 2004, regarding its mid-year business update. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Business Update July 07, 2004

Forward-Looking Statement Except for historical information, the enclosed presentation materials contain forward-looking information. This forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied from such information. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003, and in subsequent Forms 10-Q and 8-K, cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward- looking statements. Additional Information Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. filed a preliminary proxy statement/prospectus with the U.S. Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, because it contains important information. Investors and security holders may obtain a free copy of that document and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC's web site at www.sec.gov. The preliminary proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Marathon Today Transformed Exploration & Production Demonstrated resource / reserve growth at competitive cost Defined production growth Positioned for success in Integrated Gas Executing on projects Emerging opportunities MAP remains top quartile RM&T business Announced deal to acquire minority interest

Acquisition of MAP Minority Interest Transaction Summary $2.93 billion - 38% minority interest in MAP $94 million - other complementary businesses Maleic Anhydride plant, Neal, W.V. 61 Valvoline Instant Oil Change stores MAP will be wholly-owned by Marathon Two-step, structured transaction Closing expected fourth quarter 2004 subject to closing conditions

Acquisition of MAP Minority Interest Total Consideration (Millions) Marathon stock to Ashland shareholders $315 MAP cash and accounts receivable ~794 Assumed new debt * ~1,900 Environmental liabilities assumed (PV) 15 Total $3,024 * Expected to be paid off immediately after acquisition closes.

Acquisition of MAP Minority Interest Strategic Rationale Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Strong R&M fundamentals

Strong R&M Fundamentals No new U.S. refinery built since 1976 Midwest market ~ 1 million BPD supply short Impact of clean fuels regulations Strong light product demand growth Positive crack spread trends

Crack Spreads Keep Improving Dollars Per Barrel '95-'99 '96-'00 '97-'01 '98-'02 '99-'03 YTD 6/30/04 USGC 2.74 3.1 3.4 3.4 3.8 8.03 Chicago 3.74 4.29 5.07 5.24 5.84 9.15 WTI 3-2-1 Rolling 5-Year Average* *87 Octane Unleaded and Low Sulfur Diesel $3.74 $4.29 $5.07 $5.24 $5.84 $3.80 $3.40 $3.40 $3.10 $2.74 2004 Forward Curve Exceptionally Strong Company estimates using Platts data $9.15 $8.03

Acquisition of MAP Minority Interest Strategic Rationale Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Strong R&M fundamentals Increased source of OECD non-depleting cash flows

Major Conditions to Closing Favorable IRS ruling Opinions of outside tax counsel Consents from Ashland public debt holders Ashland shareholder approval Updated Ashland solvency opinions Hart-Scott-Rodino clearance Expect closing in fourth quarter 2004

January 2004 December 2004 Deliver Base Plan VALUE 2004 Objectives: "Focus & Execute" EG LNG Sanction 1H 04 MAP Top Quartile Refinery Reliability / Capital Investments Optimize Sourcing / Logistics Cost Discipline Close Transaction Strategic Options Qatar Libya Re-entry Canadian Oil Sands Next IG Project Capital / Cost Discipline Financial Flexibility Continued Exploration Success Angola Nova Scotia GOM EG Norway